                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                           (Amendment No. ___________)

                 Clare, Inc. (formerly, C.P. Clare Corporation)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12615K107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Arthur R. Buckland
                                 263 Elm Street
                             Concord, MA 01742-2251
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                                  (Page 1 of 6)

---------------------------                           --------------------------
   CUSIP NO. 12615K107                 13D                Page 2 of 6 Pages
---------------------------                           --------------------------

--------------------------------------------------------------------------------
1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Arthur R. Buckland
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
 NUMBER OF SHARES        636,591
   BENEFICIALLY    -------------------------------------------------------------
  OWNED BY EACH    8.    SHARED VOTING POWER
 REPORTING PERSON        0
       WITH        -------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER
                         636,591
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       636,591
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              |_|
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.54%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     Security of the Issuer.

      This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Clare, Inc. (the "Company") (formerly C.P. Clare Corporation). The address of the Company's principal executive offices is 78 Cherry Hill Drive, Beverly, Massachusetts 01915.

ITEM 2.     Identity and Background.

      (a) - (c), (f) Mr. Arthur R. Buckland ("Mr. Buckland") is currently a consultant of the Company, and his business address is 78 Cherry Hill Drive, Beverly, Massachusetts 01915. Until January 18, 2001, Mr. Buckland was the President, Chief Executive Officer and a director of the Company. Mr. Buckland is a citizen of the United States of America.

      (d) - (e) During the last five years, Mr. Buckland has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Buckland been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with the result of such proceeding being that Mr. Buckland is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration.

      Mr. Buckland acquired all of his shares of Common Stock of the Company through the exercise of stock options granted to him by the Company in his capacity as an employee and officer of the Company. Mr. Buckland exercised options in September 1996, December 1996 and October 2000, at an exercise price of $0.50 per share, using his own personal funds.

ITEM 4.     Purpose of Transactions.

      Mr. Buckland acquired all of the shares of Common Stock of the Company owned by him through the exercise of stock options granted to him by the Company as incentive compensation for his role as an employee and officer of the Company. Mr. Buckland holds the stock for investment purposes.

      Mr. Buckland, in his individual capacity, does not have any plans or proposals that relate to or would result in:

      (a) The acquisition by any person of additional securities of the Company (other than shares of the Common Stock to be acquired upon the exercise of outstanding options or options granted under the Company's 1995 Stock Option and Incentive Plan) or the disposition of securities of the Company;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Company;

      (f) Any other material change in the Company's business or corporate structure;

      (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

      (h) Causing a class of securities of the company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

      (j) Any action similar to any of those enumerated above.

      Notwithstanding the above, Mr. Buckland may, in his capacity as an executive officer and/or director and/or consultant of the Company, have or have had plans or proposals relating to items (a) through (j) above, and to such extent Mr. Buckland declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a shareholder instead of an executive officer and/or director and/or consultant. In addition, Mr. Buckland may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by Mr. Buckland in light of his general investment policy, market conditions or other factors.

ITEM 5.     Interest in Securities of the Issuer.

      (a) Mr. Buckland beneficially owns 636,591 shares of the Common Stock, constituting 6.54% of the issued and outstanding shares of Common Stock as of October 20, 2000. Each share of Common Stock is entitled to one vote per share. Of the 636,591 shares of Common Stock beneficially owned by Mr. Buckland, 55,000 shares were transferred to an irrevocable trust for the benefit of Mr. Buckland's minor son.

            Mr. Buckland owns 407,541 shares of Common Stock directly and 55,000 shares of Common Stock indirectly through a trust as stated in the previous paragraph. Mr. Buckland holds options to purchase a total of 349,000 shares of Common Stock, of which 174,000 are fully vested and the remainder of which are subject to various vesting schedules, including performance-based and time-based vesting schedules. All of these options will be fully vested on or before February 4, 2004.

      (b) Mr. Buckland has sole voting power over 581,591 shares of the Common Stock and no shared voting power. He has sole dispositive power over 581,591 shares of the Common Stock and no shared dispositive power.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Mr. Buckland holds options to purchase shares of Common Stock pursuant to the following option agreements: (1) a Non-Qualified Option Agreement dated as of April 26, 1995, (2) a Non-Qualified Option Agreement dated as of April 26, 1995, (3) an Incentive Stock Option Agreement dated as of April 26, 1995, (4) a Non-Qualified Stock Option Agreement dated as of March 28, 1996, (5) a Non-Qualified Stock Option-Performance Vesting Agreement dated as of March 4, 1997, and (6) an Incentive Stock Option Agreement dated as of November 13, 1998. With the exception of the agreement dated as of March 4, 1997, each of these agreements contains provisions pursuant to which the options granted thereunder will vest as a result of the passage of time, subject to Mr. Buckland's continued employment by the Company. The March 4, 1997 agreement contains performance-based vesting provisions (none of which have been satisfied by the Company as of the date of this filing) and provides that, regardless, if Mr. Buckland is employed by the Company on March 4, 2004, all such options will vest.

ITEM 7.     Material to be Filed as Exhibits.

      7.1   Company 1995 Stock Option and Incentive Plan*
      7.2 Non-Qualified Stock Option Agreement dated as of April 26, 1995 (24,000 shares)
      7.3 Non-Qualified Stock Option Agreement dated as of April 26, 1995 (28,550 shares)
      7.4 Incentive Stock Option Agreement dated as of April 26, 1995 (21,450 shares)
      7.5 Non-Qualifed Stock Option Agreement dated as of March 28, 1996 (100,000 shares)
      7.6 Non-Qualified Stock Option-Performance Vesting Agreement dated as of March 4, 1997 (125,000 shares)
      7.7 Incentive Stock Option Agreement dated as of November 13, 1998 (50,000 shares)

*Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (File No. 33-98646) and incorporated herein by reference thereto.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Dated:  January 30, 2001


                                          /s/ Arthur R. Buckland
                                          ------------------------------------
                                          Arthur R. Buckland